EXHIBIT 12.1
SEITEL, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)
(Unaudited)

	Year Ended December 31,
	2014	2013	2012	2011	2010
Fixed charges:
Interest expense	$25,222	$28,213	$29,143	$35,246	$41,094
Capitalized interest expense	—	—	—	—	—
Portion of rental expense representative of interest factor	433	579	612	578	564
Total fixed charges	$25,655	$28,792	$29,755	$35,824	$41,658
Earnings before fixed charges:
Income (loss) from continuing operations before income taxes and cumulative effect of change in accounting principle	$19,971	$23,741	$43,832	$2,608	$(67,425)
Fixed charges	25,655	28,792	29,755	35,824	41,658
Capitalized interest expense	—	—	—	—	—
Total earnings before fixed charges	$45,626	$52,533	$73,587	$38,432	$(25,767)
Ratio of earnings to fixed charges:
Earnings before fixed charges	$45,626	$52,533	$73,587	$38,432	$(25,767)
Fixed charges	25,655	28,792	29,755	35,824	41,658
Ratio of earnings to fixed charges	1.8	1.8	2.5	—	—
Amount of deficiency (if negative)	—	—	—	—	(67,425)